Filed Pursuant to Rule 424(b)(2)

File No. 333-159736

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series I Floating Rate Notes	$1,250,000,000	$143,250

(1)

The total filing fee of $143,250 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 9 dated February 22, 2012

(to Prospectus Supplement dated August 14, 2009

and Prospectus dated June 4, 2009)

WELLS FARGO & COMPANY

Medium-Term Notes, Series I

Floating Rate Notes

Aggregate Principal Amount Offered:	$1,250,000,000

Trade Date:	February 22, 2012

Original Issue Date (T+3):	February 27, 2012

Stated Maturity Date:	February 27, 2017

Price to Public (Issue Price):	100.00%, plus accrued interest, if any, from February 27, 2012

Agent Discount (Gross Spread):	0.35%

All-In Price (Net of Agent Discount):	99.65%, plus accrued interest, if any, from February 27, 2012

Net Proceeds	$1,245,625,000

Benchmark:	Three-month LIBOR

Spread to Benchmark:	+110 basis points

Base Rate:	LIBOR

Designated LIBOR Page:	Page LIBOR01 as displayed on the Reuters 3000 Xtra Service or any successor service (or such other page as may replace Page LIBOR01 on that service or successor service)

Index Maturity:	Three months

Interest Reset Periods:	Quarterly

Interest Reset Dates:	Each February 27, May 27, August 27, and November 27, commencing May 27, 2012 and ending November 27, 2016

Interest Payment Dates:	Each February 27, May 27, August 27, and November 27, commencing May 27, 2012, and at maturity

Initial Interest Rate:	Three-month LIBOR plus 1.100%, determined two London banking days prior to February 27, 2012

Redemption:	The notes are not redeemable at the option of Wells Fargo & Company.

Listing:	None

Certain U.S. Federal Income Tax Consequences:

For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from Medicare tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its interest income and net gain from the disposition of the notes, unless such interest income and net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income may, however, be reduced by properly allocable deductions to such income. United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains from the notes.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC

Agent (Co-Managers):	CastleOak Securities, L.P. The Williams Capital Group, L.P.

Business Day:	A business day is any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York or London.

Plan of Distribution:	On February 22, 2012, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.65%, plus accrued interest, if any, from February 27, 2012. The purchase price equals the issue price of 100.00% less an underwriting discount of 0.35% of the principal amount of the notes.

CUSIP:	94974BFB1

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